Exhibit 12

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH THE COMPUTATION OF RATIOS OF CONSOLIDATED
EARNINGS TO FIXED CHARGES
(Amounts in thousands, except ratios)

	Fiscal Year Ended December 31,

	2003	2002	2001

	(Dollars in thousands)
Earnings:
Income (loss) from continuing operations
(including dividends from less than 50%
owned affiliates) before income taxes, equity
in earnings of affiliates, and minority interests	$14,333	$(37,380)	$17,565
Fixed charges	5,554	8,693	11,988

Earnings	$19,887	$(28,687)	$29,553

Fixed charges:
Interest	$5,531	$8,653	$11,943
Amortization of debentures expenses	23	40	45

Fixed charges	$5,554	$8,693	$11,988

Ratio of earnings to fixed charges	(3.58:1)	(3.3:1)	(2.47:1)

85